

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 24, 2012

David P. Glatz
K&L Gates LLP
70 W. Madison St.
Suite 3100
Chicago, IL 60602

Re: Nuveen Real Asset Income and Growth Fund
       File Numbers: 333-179180; 811-22658

Dear Mr. Glatz:

        We have reviewed the registration statement on Form N-2 for the fund named above (the
"Fund"), filed on January 26, 2012. The filing was made for the purpose of registering Common
Shares of the Fund. Based on our review of the registration statement, we have the following
comments. The captions used below correspond to the captions the Fund uses in its registration
statement. Please note, however, that the comments we give in one section are applicable to other
sections of the registration statement that contain similar disclosure, unless otherwise indicated.

PROSPECTUS

Cover Page

1. The second sentence under "Fund Strategies" states that "[t]he Fund will actively manage the
    portfolio allocation between infrastructure and real estate and will invest <u>across the capital
    structure</u>" (emphasis added). Please revise the prospectus to clarify what is meant by the
    phrase "across the capital structure."

2. The third sentence of the first paragraph under "Portfolio Content" states that

> Real asset related companies are defined as: (i) companies that are in the energy,
> telecommunications, utilities or materials sectors; (ii) companies in the real estate or
> transportation industry groups; (iii) companies, if not in one of these sectors or industry
> groups, that (a) derive at least 50% of their revenues or profits from the ownership,
> management, operation, development, construction, financing or sale of real assets or (b)
> have at least 50% of the fair market value of their assets invested in real assets; or (iv)
> pooled investment vehicles that primarily invest in the foregoing companies or that are
> otherwise designed primarily to provide investment exposure to real assets.

    a) With regard to (i) above, "companies that are <u>in</u> the energy, telecommunications, utilities
        or materials sectors", and (ii) "companies that are <u>in</u> the real estate or transportation

industry groups", please explain to us how the Fund determines that a company is "in" a particular sector or industry (<u>i.e.</u>, would the Fund consider a company who derives 1% of its revenues from oil to be in the energy industry, etc.) and, therefore, is a "real asset related company".

b) Also, with respect to each of the four sectors mentioned in (i), energy, telecommunications, utilities and materials, please explain why you believe that investment in companies in these sectors should be considered to be investments in real asset related companies.

c) With respect to (iv) above, "pooled investment vehicles that primarily invest in the foregoing companies or that are otherwise designed primarily to provide investment <u>exposure</u> to real assets" (emphasis added), please explain how the fund can meet its obligation to invest 80% of its assets in real assets by investing in another fund that provides "exposure" to real assets.

Please make corresponding changes to other sections of the prospectus that contain similar disclosure as noted above.

3. The second sentence of the third paragraph under "Adviser and Sub-Adviser" states that a "Statement of Additional Information, dated _____, 2012, <u>as it may be supplemented</u>, containing additional information about the Fund, has been filed with the SEC and is incorporated by reference in its entirety into this prospectus" (emphasis added). We note that forward incorporation by reference is not permitted into the prospectus on Form N-2. Please revise the sentence to state that the Statement of Additional Information, as supplemented through the effective date of the prospectus, is incorporated by reference.

Prospectus Summary (Pages 1 – 21)

4. The first full sentence on page 5, under "Options Strategy", states that "[t]he Fund will not write 'naked' or uncovered call options, other than those that are covered by the segregation or earmarking of liquid assets as described below". The statement suggests that a call option covered by segregated assets is therefore a "covered" call option. This is incorrect. While a fund may segregate assets for purposes of meeting its obligations under the 1940 Act regarding senior securities, a call option covered by these assets may still be naked (uncovered). Unless the Fund owns the underlying security, or has the immediate right to acquire the security, the option is uncovered and losses may therefore still be unlimited. Please revise the statement accordingly to reflect the Fund's policy regarding call options and their nature.

5. The first sentence of the first full paragraph on page 8 states that "[i]f, for any quarterly distribution, net investment income and net realized capital gains were less than the amount of the distribution, the difference would be distributed from the Fund's assets as a return of capital." Please explain in this section that a return of capital reduces the shareholder's tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that

this may cause the shareholder to pay taxes even if he sells his shares for less than the shareholder bought them for.

6. The third sentence under "Market Discount from Net Asset Value and Expected Reductions in Net Asset Value" on page 11 states that "[s]hares of closed-end investment companies like the Fund have during some periods traded at prices higher than net asset value." The fact that shares of closed-end investment companies have traded at prices higher than net asset value is not a risk. Please delete.

7. The first sentence under "Leverage Risk" on page 11 states that "the Fund anticipates using leverage to seek to enhance its potential for a high level of current income and capital appreciation over time." This is not a risk. Please delete.

8. The first part of the second sentence under "Common Stock Risk" on page 12 states that "common stocks have historically generated higher average total returns than fixed-income securities over the long term." This is not a risk. Please delete.

The Fund's Investments (Pages 23 – 32)

9. In the "Summary of Fund Expenses" on page 22, under the heading Management Fees, it notes two types of fees – "Fund-Level Fees" and "Complex-Level Fees". For purposes of this section of the Prospectus, please total these figures in the table into one amount. Information concerning the two types of fees may be included elsewhere in the prospectus or SAI.

Leverage (Pages 32 – 35)

10. The fourth and fifth sentences of the first paragraph under "Leverage" on page 32 define "Interest rate risk" as "the risk that the prices of <u>portfolio instruments</u> will fall (or rise) if market interest rates for those securities rise (or fall)" (emphasis added) and "[c]redit risk" as "the risk that issuers of <u>debt instruments held by the Fund</u> will default on their obligations to pay principal or interest when due" (emphasis added). In addition, the sixth sentence of the paragraph states "[t]o the extent that the credit rating assigned to a <u>security in the Fund's portfolio is downgraded</u>, credit risk is also implicated, in that the market price and liquidity of such security may be adversely affected" (emphasis added). We note that the description of interest rate risk and credit risk included here appears to be the risk <u>if the Fund invests</u> in debt securities. However, this section of the prospectus discusses the use of leverage <u>by the Fund</u>. Please revise the risk disclosure in this section to reflect the risks relating to the use of leverage by the Fund. Furthermore, we note that credit risk is implicated at any credit rating (the risk is just lower for securities with better ratings), not just when credit risk is downgraded, as stated above.

Risks (Page 36 – 48)

11. The second paragraph on page 44 discusses the risks associated with the Fund's investments in MLPs. However, these types of investments are not discussed directly in the strategy

sections of the Prospectus. Please revise the strategy sections to note that the Fund may make these investments. If some of the Fund's energy infrastructure investments will be structured as MLPs, please note this.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Pages 5 – 7)

12. Investment restriction number 1 on page 5 states that the Fund will not issue senior securities, "except as permitted by the 1940 Act." Investment restriction numbers 2 and 7 on pages 5 and 6, respectively, state that the Fund will not borrow money or make loans, "except as permitted by the 1940 Act and exemptive orders granted under the 1940 Act." In a paragraph below the investment restrictions, please briefly describe the relevant requirements of the 1940 Act and indicate whether the Fund has in place, has applied for, or intends to apply for any exemptive orders relating to the practice.

Management of the Fund (Pages 33 - 51)

13. In the table regarding the experience of the directors on pages 33 to 40, in a number of cases, the column entitled "Other Directorships Held by Trustee During Past Five Years" states "See Principal Occupation description." Please include all of the other directorships held during the past five years in this column.

*   *   *   *   *   *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

> the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel